                            ARTHUR ANDERSEN LLP




                 Report of Independent Public Accountants





To CMS Energy Corporation:

We have audited the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Energy Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of December 31, 1997 and 1996, and the related statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the management of CMS Energy Corporation, the parent of Consumers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumers Gas Group as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                           Arthur Andersen LLP


Detroit, Michigan,
    January 26, 1998.

                            Consumers Gas Group
                   Management's Discussion and Analysis


In 1995, CMS Energy Corporation (CMS Energy) issued a total of 7.62 million shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers Energy Company (Consumers) and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). Accordingly, this Management's Discussion and Analysis (MD&A) should be read along with the MD&A in the 1997 Annual Report of CMS Energy included and incorporated by reference herein.

CMS Energy is the parent holding company of Consumers and CMS Enterprises Company. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of Class G Common Stock, see the MD&A of CMS Energy.


Results of Operations

Net income for Consumers Gas Group for 1997 totaled $60 million compared with $59 million for 1996. The increase in 1997 net income reflects reduced operation and maintenance expenses offset by decreased gas deliveries due to warmer winter month temperatures in 1997 and an extra day for the 1996 leap year, and increased depreciation and general tax expenses. Other items benefitting 1997 were the recognition of interest income from a related-party property sale and reduced other income deductions in 1997 reflecting the absence of an unusual material write-off which occurred during 1996. Net income for 1996 totaled $59 million compared with $62 million for 1995. The decrease in 1996 net income reflects the reversal of a previously recorded gas contract contingency in 1995 and higher operating expenses during 1996. Partially offsetting these decreases were higher gas deliveries and revenues from value-added services and gas loaning activities during 1996. For a further discussion, see Consumers Gas Group Results of Operations in CMS Energy's MD&A.


Gas Issues

For a discussion of Gas Rate Proceedings, Gas Cost Recovery Matters and Gas Environmental Matters, see Consumers Gas Group Operating Issues in CMS Energy's MD&A.


Cash Position, Investing and Financing

Operating Activities: Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for 1997 and 1996 totaled $223 million and $141 million, respectively. The $82 million increase primarily reflects changes in the timing of cash receipts and payments related to Consumers Gas Group's operations. Consumers Gas Group uses its operating cash mainly to maintain and expand its gas utility transmission and distribution systems and to retire portions of its long-term debt and pay dividends.

Investing Activities: Cash used in investing activities for 1997 and 1996 totaled $122 million and $145 million, respectively. The $23 million decrease in cash used primarily reflects a decrease in capital expenditures.

Financing Activities: Cash used in financing activities during 1997 totaled $114 million while cash provided by financing activities during 1996 totaled $13 million. The $127 million increase in cash used primarily reflects an increase in the retirement of bonds, other long-term debt, preferred stock and the return of CMS Energy stockholders' contributions in 1997 compared to 1996.

Other Investing and Financing Matters: Consumers has an agreement permitting the sale of certain accounts receivable for up to $500 million. At December 31, 1997, receivables sold totaled $335 million. Consumers Gas Group's attributed portion of these receivables sold totaled $138 million. For further information, see Cash Position, Investing and Financing in CMS Energy's MD&A.


Forward-Looking Information

For cautionary statements relating to Consumers Gas Group's forward-looking information, see Forward-Looking Information in CMS Energy's MD&A.

Capital Expenditures: CMS Energy estimates the following capital expenditures for Consumers Gas Group, including new lease commitments, over the next three years. These estimates are prepared for planning purposes and are subject to revision.

                                                        In Millions
Years Ended December 31                 1998        1999       2000

Gas utility (a)                         $112        $112       $112
Michigan Gas Storage                       3           3          3
                                        ----        ----       ----
                                        $115        $115       $115
                                        ====        ====       ====

(a) Includes a portion of anticipated capital expenditures common to Consumers' gas and electric utility businesses.

Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments, and other cash needs in the foreseeable future. For further information regarding forward-looking information, see the Consumers Gas Group Business Outlook discussion in CMS Energy's MD&A.


Statements of Income                                                                 Consumers Gas Group


                                                                   In Millions, Except Per Share Amounts

Years Ended December 31                                                      1997       1996        1995

Operating Revenue                                                          $1,204     $1,282      $1,195
                                                                           ------     ------      ------
Operating Expenses     Operation
                           Cost of gas sold                                   694        750         674
                           Other                                              175        193         189
                                                                           ------     ------      ------
                                                                              869        943         863
                       Maintenance                                             34         40          39
                       Depreciation, depletion and amortization                93         87          83
                       General taxes                                           55         54          54
                                                                           ------     ------      ------
                                                                            1,051      1,124       1,039
                                                                           ------     ------      ------
Pretax Operating Income                                                       153        158         156
                                                                           ------     ------      ------
Other Income (Deductions)                                                      (2)        (6)          -
                                                                           ------     ------      ------

Fixed Charges          Interest on long-term debt                              28         30          30
                       Other interest                                          13         12          11
                       Capitalized interest                                     -         (1)         (1)
                       Preferred dividends                                      5          6           6
                                                                           ------     ------      ------
                                                                               46         47          46
                                                                           ------     ------      ------
Income Before Income Taxes                                                    105        105         110

Income Taxes                                                                   45         46          48
                                                                           ------     ------      ------
Net Income                                                                 $   60     $   59      $   62
                                                                           ======     ======      ======
Net Income Attributable to CMS Energy Shareholders
   through Retained Interest                                               $   45     $   45      $   59
                                                                           ======     ======      ======
Net Income Attributable to Class G Shareholders                            $   15     $   14      $    3
                                                                           ======     ======      ======
Average Class G Common Shares Outstanding                                       8          8           8
                                                                           ======     ======      ======
Basic and Diluted Earnings Per Average Class G Common Share                $ 1.84     $ 1.82      $  .38
                                                                           ======     ======      ======
Dividends Declared Per Class G Common Share                                $ 1.21     $ 1.15      $  .56
                                                                           ======     ======      ======

The accompanying notes are an integral part of these statements.



Statements of Cash Flows                                                             Consumers Gas Group


                                                                                             In Millions

Years Ended December 31                                                        1997      1996       1995

Cash Flows From     Net income                                               $   60    $   59     $   62
Operating            Adjustments to reconcile net income to net cash
Activities           provided by operating activities
                       Depreciation, depletion and amortization                  93        87         83
                       Capital lease and other amortization                       4         4          5
                       Deferred income taxes and investment tax credit            5        13         14
                       Other                                                     (1)        2          -
                       Changes in other assets and liabilities (Note 6)          62       (24)        16
                                                                             ------    ------     ------
                           Net cash provided by operating activities            223       141        180
                                                                             ------    ------     ------
Cash Flows From     Capital expenditures (excludes capital
Investing            lease additions) (Note 6)                                 (113)     (137)      (124)
Activities          Cost to retire property, net                                 (9)       (9)       (10)
                    Other                                                         -         1          2
                                                                             ------    ------     ------
                           Net cash used in investing activities               (122)     (145)      (132)
                                                                             ------    ------     ------

Cash Flows From     Payment of common stock dividends                           (40)      (37)       (58)
Financing           Return of CMS Energy stockholders' contribution             (39)        -          -
Activities          Retirement of bonds and other long-term debt                (33)       (8)        (6)
                    Retirement of preferred stock                               (26)        -          -
                    Repayment of bank loans                                      (7)        -         (2)
                    Payment of capital lease obligations                         (4)       (4)        (5)
                    Repayment of long-term note                                  (2)        -          -
                    Proceeds from long-term note                                 25        22          -
                    Issuance of common stock                                      7         5          1
                    Increase in notes payable, net                                5         9          6
                    Proceeds from bank loans                                      -        23          -
                    Contribution from CMS Energy stockholders                     -         3         18
                                                                             ------    ------     ------
                           Net cash provided by (used in)
                             financing activities                              (114)       13        (46)
                                                                             ------    ------     ------

Net Increase (Decrease) in Cash and Temporary Cash Investments                  (13)        9          2

                    Cash and temporary cash investments
                           Beginning of year                                     15         6          4
                                                                             ------    ------     ------
                           End of year                                       $    2    $   15     $    6
                                                                             ======    ======     ======

The accompanying notes are an integral part of these statements.



Balance Sheets                                                                        Consumers Gas Group


ASSETS                                                                                        In Millions

December 31                                                                      1997                1996

Plant and Property     Plant and property                                      $2,322              $2,203
(At Cost)              Less accumulated depreciation, depletion
                        and amortization (Note 2)                               1,231               1,133
                                                                               ------              ------
                                                                                1,091               1,070
                       Construction work-in-progress                               28                  46
                                                                               ------              ------
                                                                                1,119               1,116
                                                                               ------              ------



Current Assets         Cash and temporary cash investments at cost,
                        which approximates market                                   2                  15
                       Accounts receivable and accrued revenue, less allowances
                        of $3 in 1997 and $4 in 1996 (Note 4)                      53                  97
                       Inventories at average cost
                         Gas in underground storage                               197                 186
                         Materials and supplies                                     7                   8
                       Deferred income taxes (Note 7)                               6                   4
                       Trunkline settlement                                         -                  25
                       Prepayments and other                                       51                  49
                                                                               ------              ------
                                                                                  316                 384
                                                                               ------              ------



Non-current Assets     Postretirement benefits (Note 10)                          142                 153
                       Deferred income taxes (Note 7)                               6                  11
                       Other                                                       61                  59
                                                                               ------              ------
                                                                                  209                 223
                                                                               ------              ------
Total Assets                                                                   $1,644              $1,723
                                                                               ======              ======



                                                                                      Consumers Gas Group


STOCKHOLDERS' INVESTMENT AND LIABILITIES                                                      In Millions

December 31                                                                      1997                1996
Capitalization         Common stockholders' equity
(Note 4)                 Common stock                                          $  184              $  184
                         Paid-in capital                                          102                 134
                         Retained earnings since December 31, 1992                 72                  52
                                                                               ------              ------
                                                                                  358                 370
                       Preferred stock                                             52                  78
                       Long-term debt                                             333                 446
                       Non-current portion of capital leases (Note 11)             16                  17
                                                                               ------              ------
                                                                                  759                 911
                                                                               ------              ------

Current Liabilities    Current portion of long-term debt and capital leases       118                  24
                       Notes payable                                              119                 114
                       Accounts payable                                            94                  85
                       Accrued taxes                                               65                  61
                       Accrued refunds                                             10                   7
                       Accrued interest                                             4                   7
                       Trunkline settlement                                         -                  25
                       Other                                                       44                  52
                                                                               ------              ------
                                                                                  454                 375
                                                                               ------              ------

Non-current            Postretirement benefits (Note 10)                          168                 171
Liabilities            Regulatory liabilities for income taxes, net
                        (Notes 7 and 12)                                          173                 169
                       Deferred investment tax credit                              25                  27
                       Other                                                       65                  70
                                                                               ------              ------
                                                                                  431                 437
                                                                               ------              ------
                       Commitments and Contingencies (Notes 2, 3, 5 and 11)

Total Stockholders' Investment and Liabilities                                 $1,644              $1,723
                                                                               ======              ======

The accompanying notes are an integral part of these statements.



Statements of Common Stockholders' Equity                                            Consumers Gas Group


                                                                                             In Millions

Years Ended December 31                                                      1997       1996        1995

Common Stock             At beginning and end of period (a)                 $ 184      $ 184       $ 184
                                                                            -----      -----       -----

Other Paid-in Capital    At beginning of period                               134        126         107
                         Common stock issued                                    7          5           1
                         CMS Energy stockholders' contribution                  -          3          18
                         Return of CMS Energy stockholders' contribution      (39)         -           -
                                                                            -----      -----       -----
                           At end of period                                   102        134         126
                                                                            -----      -----       -----

Retained Earnings        At beginning of period                                52         30          26
                         Net income                                            60         59          62
                         Common stock dividends declared                      (40)       (37)        (58)
                                                                            -----      -----       -----
                           At end of period                                    72         52          30
                                                                            -----      -----       -----

Total Common Stockholders' Equity                                           $ 358      $ 370       $ 340
                                                                            =====      =====       =====

(a)  Number of shares of Consumers' common stock outstanding was 84,108,789 for all periods presented.  Common stock allocated to the Consumers Gas Group is consistent with the allocation method discussed in Note 4.

The accompanying notes are an integral part of these statements.


                            Consumers Gas Group
                       Notes to Financial Statements


1:   Corporate Structure

CMS Energy Corporation (CMS Energy) is the parent holding company of Consumers Energy Company (Consumers) and CMS Enterprises Company
(Enterprises). Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, see the Notes to Consolidated Financial Statements of
CMS Energy included and incorporated by reference herein.

CMS Energy has issued shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage Company, a subsidiary of Consumers (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see Note 7 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

These Financial Statements and their related Notes should be read along with the Financial Statements and Notes contained in the 1997 Annual Report of CMS Energy that includes the Report of Independent Public Accountants, included and incorporated by reference herein.


2:   Summary of Significant Accounting Policies and Other Matters

Basis of Presentation: Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described within these notes have a long-standing basis and have historically been used in proceedings conducted before the Michigan Public Service Commission
(MPSC). The financial statements for Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other operation and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.

Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of common stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the Class G Common Stock will be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy.

The financial statements of Consumers Gas Group incorporate Consumers' natural gas utility business and the related business of Michigan Gas Storage Company. The Consumers Gas Group and the remaining business segments of CMS Energy comprise all of the accounts included in the Consolidated Financial Statements of CMS Energy.

The financial statements of Consumers Gas Group were prepared in accordance with generally accepted accounting principles on a consistent basis and include the use of management's estimates. Any future changes in accounting policy not mandated by appropriate authorities must be, in management's opinion, preferable to the policy in place and must be disclosed in accordance with generally accepted accounting principles. For presentation purposes, all material transactions between companies within Consumers Gas Group have been eliminated.

Earnings Per Share and Dividends: Basic and Diluted earnings per share for the years ended December 31, 1997 and 1996, reflect the performance of Consumers Gas Group. Basic and Diluted earnings per share for 1995 reflect the performance of Consumers Gas Group since the initial issuance of the Class G Common Stock in 1995. The earnings attributable to Class G Common Stock and the related amounts per share are computed by considering the weighted average number of shares of Class G Common Stock outstanding.


Earnings attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income multiplied by a fraction; the numerator is the weighted average number of Outstanding Shares during the period (Outstanding Shares), and the denominator is the weighted average number of Outstanding Shares and Retained Interest Shares, shares not held by the holders of the Outstanding Shares, during the period. The earnings attributable to Class G Common Stock on a per share basis, for the years ended December 31, 1997, 1996 and 1995, are based on 24.50 percent, 23.79 percent and 23.45 percent of the income of Consumers Gas Group since the initial issuance, respectively.

Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy as a whole. In the sole discretion of the Board of Directors of CMS Energy (Board of Directors), dividends may be paid exclusively to the holders of Class G Common Stock, exclusively to the holders of CMS Energy Common Stock, or to the holders of both classes in equal or unequal amounts. Dividends on Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of Consumers Gas Group, and to a lesser extent, CMS Energy as a whole. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

In February and May 1997, CMS Energy paid dividends of $.295 per share on Class G Common Stock. In August and November of 1997, and February 1998, CMS Energy paid dividends of $.31 per share on Class G Common Stock.

Related Party Transactions: Consumers Gas Group sold, stored and transported natural gas and provided other services to the Midland Cogeneration Venture Limited Partnership totaling $13 million, each year, for 1997, 1996 and 1995. Consumers Gas Group purchases a portion of its gas from CMS NOMECO Oil & Gas Co., a wholly owned subsidiary of Enterprises. The amounts of purchases for the years ended December 31, 1997, 1996 and 1995 totaled $25 million, $24 million and $19 million, respectively.

Other: For significant accounting policies refer to the following Notes to Consolidated Financial Statements of CMS Energy: for Consumers Gas Group's gas inventory, maintenance, depreciation and depletion, revenue and fuel costs, and utility regulation, see Note 2; for cash equivalents, see Note 12; for income taxes, see Note 13; for executive incentive compensation, see Note 15; and for pensions and other postretirement benefits, see Note 16 included and incorporated by reference herein.


3:   Rate Matters

For information regarding rate matters directly affecting Consumers Gas Group, see Note 4 in the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   Short-Term Financings and Capitalization

Short-Term Financings: Consumers' short-term financings are discussed in Consolidated Financial Statements of CMS Energy Note 5 included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to Consumers Gas Group at December 31, 1997 and 1996, is estimated by management to be $138 million and $137 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributable to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. The allocation of short-term financings and related interest charges to Consumers Gas Group generally follows the ratio of gas utility assets to total Consumers' assets. Additionally, the carrying costs for Consumers' sales of certain of its accounts receivable under its trade receivable purchase and sale agreement generally are allocated to Consumers Gas Group based on the ratio of customer revenues contributed by Consumers' gas customers to total Consumers' revenue. As a result of the centralized management of short-term financing, the amounts allocated to Consumers Gas Group are further adjusted in both the seasonal gas inventory build-up period (second and third quarters) and the high seasonal gas sales period (first and fourth quarters) to more closely reflect the higher short-term financing requirements of the inventory build-up period and conversely the lower financing requirements during the higher sales periods. Management believes these allocations to be reasonable.

Capital Stock and Long-Term Debt: Consumers Gas Group's capital stock and long-term debt, including debt resulting from the sale of Trust Preferred Securities, have been allocated based on the ratio of gas utility assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. For information regarding the long-term debt and capital stock of CMS Energy and Consumers, see Note 6 and Note 7 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


5:   Commitments and Contingencies

Capital Expenditures: Consumers Gas Group estimates capital expenditures, including new lease commitments, of $115 million for 1998, 1999 and 2000. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting Consumers Gas Group (including those involving former manufactured gas plant sites), see the Gas Environmental Matters and Other discussions in CMS Energy's Note 10 included and incorporated by reference herein.


6:   Supplemental Cash Flow Information

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and non-cash investing and financing activities were:

                                                        In Millions
Years Ended December 31                     1997      1996     1995

Cash transactions
  Interest paid
   (net of amounts capitalized)              $42       $39      $40
  Income taxes paid (net of refunds)          40        33       25

Non-cash transactions
  Assets placed under capital lease          $ 3       $ 1      $ 2
  Capital leases refinanced                    -         -        9

Changes in other assets and liabilities as shown on the Statements of Cash Flows at December 31 are described below:

                                                        In Millions
Years Ended December 31                     1997      1996     1995

Sale of receivables, net                   $   1    $    -     $ 26
Accounts receivable                           18         7      (39)
Accrued revenue                               25        (5)     (35)
Inventories                                  (10)        -       50
Accounts payable                               9         6       11
Accrued refunds                                3       (13)       -
Other current assets and liabilities, net     (9)       (5)      (8)
Non-current deferred amounts, net             25       (14)      11
                                            ----      ----     ----
                                            $ 62      $(24)    $ 16
                                            ====      ====     ====

7:   Income Taxes

Consumers Gas Group is included in the consolidated federal income tax return filed by CMS Energy (see Note 13 to the Consolidated Financial Statements of CMS Energy). The financial statement provision and actual cash tax payments have been reflected in Consumers Gas Group's financial statements in accordance with CMS Energy's tax allocation policy. The financial statement amounts reflect management's estimate of the separate taxable income of the segment, the effect of deferred tax accounting for temporary differences that arise and the amortization of investment tax credits (ITC) over the life of the related property included within the Consumers Gas Group. Tax settlements at Consumers Gas Group are consistent with settlements of CMS Energy's consolidated tax returns and are generally settled in the year, or in the year following the year in which such amounts are accrued. The significant components of income tax expense (benefit) for Consumers Gas Group consisted of:

                                                        In Millions
Years Ended December 31                     1997      1996     1995

Current federal income taxes                 $40       $33      $34
Deferred income taxes                          7        14       16
Deferred ITC, net                             (2)       (1)      (2)
                                             ---       ---      ---
                                             $45       $46      $48
                                             ===       ===      ===

Operating                                    $46       $50      $50
Other                                         (1)       (4)      (2)
                                             ---       ---      ---
                                             $45       $46      $48
                                             ===       ===      ===

The principal components of deferred tax assets (liabilities) recognized in the balance sheet for Consumers Gas Group are as follows.

                                                        In Millions
December 31                                           1997     1996

Property                                             $ (66)   $ (60)
Postretirement benefits (Note 10)                      (53)     (57)
Employee benefit obligations (includes postretirement
 benefits of $53 and $57) (Note 10)                     66       69
Regulatory liability for income taxes                   60       59
Other                                                    5        4
                                                     -----    -----
                                                     $  12    $  15
                                                     =====    =====

Gross deferred tax liabilities                       $(217)   $(226)
Gross deferred tax assets                              229      241
                                                     =====    =====
                                                     $  12    $  15
                                                     =====    =====

The actual income tax expense for Consumers Gas Group differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows.

                                                        In Millions
Years Ended December 31                     1997      1996     1995

Net income before preferred dividends       $ 65      $ 65     $ 68
Income tax expense                            45        46       48
                                            ----      ----     ----
                                             110       111      116
Statutory federal income tax rate           x 35%     x 35%    x 35%
                                            ----      ----     ----
Expected income tax expense                   39        39       41
Increase (decrease) in taxes from:
  Differences in book and tax depreciation
   not previously deferred                     8         9        9
  ITC amortization                            (2)       (2)      (2)
                                            ----      ----     ----
Actual income tax expense                   $ 45      $ 46     $ 48
                                            ====      ====     ====

8:   Financial Instruments

The carrying amount of Consumers Gas Group's long-term debt was $333 million and $446 million and the fair value was $335 million and $448 million as of December 31, 1997 and 1996, respectively. For additional information regarding financial instruments, see Note 14 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


9:   Executive Incentive Compensation

For information regarding CMS Energy's Performance Incentive Stock Plan, restricted shares of Common Stock, stock options and stock appreciation rights, see Note 15 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein. This plan allows for awards of Class G Common Stock, and has established criteria for certain plan awards.


10:   Retirement Benefits

Postretirement Benefit Plans Other Than Pensions: Consumers Gas Group's attributed portion of CMS Energy's net periodic cost for health and life insurance benefits totaled $12 million, $15 million and $15 million in 1997, 1996 and 1995, respectively. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for postretirement benefit plans is estimated to be $153 million and $163 million at December 31, 1997 and 1996, respectively. These amounts were allocated based on policies Consumers has historically used in proceedings conducted before the Michigan Public Service Commission. For further information regarding CMS Energy's postretirement benefit plans other than pensions, see Note 16 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Supplemental Executive Retirement Plan: The attributed Supplemental Executive Retirement Plan (SERP) trust assets of Consumers Gas Group were $8 million at December 31, 1997 and $6 million at December 31, 1996 and were classified as other non-current assets. Consumers Gas Group's estimated portion of CMS Energy's recorded liability for the SERP totaled $4 million at December 31, 1997 and $6 million at December 31, 1996. These allocations were based on a ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 16 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Defined Benefit Pension Plan: A trusteed, non-contributory, defined benefit pension plan (Pension Plan) covers substantially all employees. Consumers Gas Group's attributed portion of CMS Energy's net periodic pension cost totaled $4 million in 1997 and 1996, and $3 million in 1995. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for the Pension Plan totaled $17 million at December 31, 1997 and $13 million at December 31, 1996 and was allocated to Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 16 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Defined Contribution Plan: Consumers provides a defined contribution 401(k) plan to all U.S. employees of CMS Energy and its subsidiaries which are at least 80 percent owned and have adopted the plan. Consumers' contributions to the plan are invested in CMS Energy Common Stock. For further information, see Note 16 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


11:   Leases

CMS Energy and its subsidiaries lease various assets, including vehicles, aircraft, construction equipment, computer equipment and buildings. Consumers Gas Group's attributed portion of CMS Energy's minimum rental commitments under non-cancelable leases at December 31, 1997, were:

                                                   In Millions
                                                Capital Leases

1998                                                       $ 6
1999                                                         5
2000                                                         4
2001                                                         4
2002                                                         3
2003 and thereafter                                          3
                                                           ---
Total minimum lease payments                                25
Less imputed interest                                        5
                                                           ---
Present value of net minimum lease payments                 20
Less current portion                                         4
                                                           ---
Non-current portion                                        $16
                                                           ===

Consumers recovers lease charges from customers and accordingly charges payments for its capital and operating leases to operating expense. There were no operating lease charges for Consumers Gas Group in 1997 or 1996. Operating lease charges, including charges to clearing and other accounts, for the year ended December 31, 1995 were $1 million. Capital lease expenses for Consumers Gas Group for the years ended December 31, 1997, 1996 and 1995 were $6 million, $6 million and $7 million, respectively.

Consumers Gas Group's minimum rental commitments and lease expenses are generally allocated based on the specific use of the leased item. Common leases are allocated to Consumers Gas Group through functional use surveys, which management believes to be reasonable.


12:   Effects of the Ratemaking Process

The following regulatory assets (liabilities), which include both current and non-current amounts, are reflected in Consumers Gas Group's Balance Sheets. These assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process. Virtually all of these costs are being recovered through current rates.

                                                        In Millions
December 31                                           1997     1996

Postretirement benefits (Note 10)                    $ 150    $ 162
Manufactured gas plant sites                            47       47
Trunkline settlement                                     -       25
Other                                                    3        3
                                                     -----    -----
Total regulatory assets                              $ 200    $ 237
                                                     =====    =====

Regulatory liabilities for income taxes              $(173)   $(169)
                                                     =====    =====


Quarterly Financial and Common Stock Information                                      Consumers Gas Group


                                                                    In Millions, Except Per Share Amounts

                                     1997 (Unaudited)                           1996 (Unaudited)

Quarters Ended           March 31   June 30  Sept. 30   Dec. 31    March 31   June 30   Sept. 30  Dec. 31

Operating revenue            $498      $220      $110      $376        $548      $209       $123     $402

Pretax operating income
 (loss) (a)                   $78       $23       $(1)      $53         $93       $23          -      $42

Net income (loss)             $39        $5       $(7)      $23         $48        $5        $(9)     $15

Basic and diluted earnings
 (loss) per average
 common share (b)           $1.18      $.16     $(.21)     $.70       $1.50      $.16      $(.28)    $.44

Dividends declared per
 common share               $.295     $.295      $.31      $.31        $.28      $.28      $.295    $.295

Common stock prices (c)
  High                    $19-7/8   $19-7/8       $22   $27-1/8         $20   $19-3/8    $18-7/8  $19-1/4
  Low                     $17-7/8   $17-5/8       $19   $20-5/8     $17-7/8   $17-1/2    $16-5/8  $17-3/8


(a) Amounts in 1996 were restated for comparative purposes.
(b) The sum of the quarters may not equal the annual earnings per share due to changes in shares outstanding.
(c) Based on New York Stock Exchange - Composite transactions.
